                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1 )*
                                           ---

                           CNA Surety Corporation
--------------------------------------------------------------------------------
                              (NAME OF ISSUER)

                   Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                12612L 10 08
--------------------------------------------------------------------------------
                               (CUSIP NUMBER)

                              Susan Obuchowski
    Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-4010
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS)

                               December 30, 1997
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  12612L 10 08              13D                           Page 2  of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Equity Capsure Limited Partnership, an Illinois limited partnership
               36-4122677
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Illinois
                               7     SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON       8     SHARED VOTING POWER
           WITH
                                          0
                               9     SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER

                                          0
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
    12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
    14    TYPE OF REPORTING PERSON*
               PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                           Page 3  of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Samuel Zell
               ###-##-####
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
                               7     SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY                  65,000
   EACH REPORTING PERSON       8     SHARED VOTING POWER
           WITH
                                          2,567,418
                               9     SOLE DISPOSITIVE POWER

                                          65,000
                               10    SHARED DISPOSITIVE POWER

                                          2,567,418
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,632,418
    12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.1%
    14    TYPE OF REPORTING PERSON*
               IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                          Page  4  of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Samuel Zell Revocable Trust U/T/A dated 01/17/90
               ###-##-####
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Illinois
                               7     SOLE VOTING POWER
      NUMBER OF SHARES
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON      8     SHARED VOTING POWER
            WITH
                                          2,567,418
                               9     SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER

                                          2,567,418
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,567,418
    12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.9%
    14    TYPE OF REPORTING PERSON*
               OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                           Page 5  of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alphabet Partners, an Illinois general partnership
               36-3002855
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)[ ]

                                                                         (b)[X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Illinois
                               7     SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON       8     SHARED VOTING POWER
           WITH

                               9     SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER


     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
     12   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0%
     14   TYPE OF REPORTING PERSON*
               PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                           Page 6  of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ZFT Partnership, an Illinois general partnership
               36-3022976
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)[ ]

                                                                         (b)[X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Illinois
                               7     SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON       8     SHARED VOTING POWER
           WITH

                               9     SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER


    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
    12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0%
    14    TYPE OF REPORTING PERSON*
               PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                           Page 7  of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Ann Lurie
               ###-##-####
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)[ ]

                                                                         (b)[X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
                                7    SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON        8    SHARED VOTING POWER
           WITH
                                          1,472,204
                                9    SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER

                                          1,472,204
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,472,204
    12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.4%
    14    TYPE OF REPORTING PERSON*
               IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                           Page 8  of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Ann and Robert H. Lurie Family Foundation
               36-3486274
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)[ ]

                                                                         (b)[X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Illinois
                                7    SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON        8    SHARED VOTING POWER
           WITH
                                          486,760
                                9    SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER

                                          486,760
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               486,760
    12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.1%
    14    TYPE OF REPORTING PERSON*
               CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                           Page 9  of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               LFT Partnership, an Illinois general partnership
               36-6527526
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)[ ]

                                                                         (b)[X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Illinois
                                7    SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON        8    SHARED VOTING POWER
           WITH
                                          486,760
                                9    SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER

                                          486,760
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               486,760
    12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.1%
    14    TYPE OF REPORTING PERSON*
               PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                           Page 10 of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Arlington Leasing Co., a Nevada corporation
               88-0132727
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)[ ]

                                                                         (b)[X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Nevada
                                7    SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON        8    SHARED VOTING POWER
           WITH

                                9    SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 0
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.0%
    14      TYPE OF REPORTING PERSON*
                 CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                           Page 11 of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Anda Partnership
               88-0132846
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)[ ]

                                                                         (b)[X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               WC
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Nevada
                                7    SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON        8    SHARED VOTING POWER
           WITH
                                          498,684
                                9    SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER

                                          498,684
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               498,684
    12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.2%
    14    TYPE OF REPORTING PERSON*
                PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                           Page 12 of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Samstock, L.L.C.
               36-4156890
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)[ ]

                                                                         (b)[X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               WC
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
                                7    SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON        8    SHARED VOTING POWER
           WITH
                                          1,988,769
                                9    SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER

                                          1,988,769
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,988,769
    12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.6%
    14    TYPE OF REPORTING PERSON*
               OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  12612L 10 08              13D                           Page 13 of 21

     1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Samstock/SZRT, L.L.C.
               ###-##-####
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)[ ]


                                                                         (b)[X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

                                                                            [ ]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
                                7    SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON        8    SHARED VOTING POWER
           WITH
                                          578,649
                                9    SOLE DISPOSITIVE POWER


                               10    SHARED DISPOSITIVE POWER

                                          578,649
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               578,649
    12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.3%
    14    TYPE OF REPORTING PERSON*
               OO

*SEE INSTRUCTION BEFORE FILLING OUT!

                ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
          CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
                 THE SAME MEANING AS THEY HAVE IN THE INITIAL
                            SCHEDULE 13D THERETO.


Item 2.       Identity and Background.

              (a) - (c) This Item is being amended to add the following as Reporting Persons:

              1. Samstock, L.L.C., a Delaware limited liability company ("Samstock");
              2. Samstock/SZRT, L.L.C., a Delaware limited liability company ("Samstock/SZRT"); and
              3.   Anda Partnership, a Nevada general partnership ("Anda").

              Samstock is wholly owned by SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments"). SZ Investments is owned by the Zell Trust, as the sole managing member and Alphabet Partners and ZFT Partnership, as non-managing members. Information concerning such entities was included in the original
              Schedule 13D.

              Samstock/SZRT is wholly owned by the Zell Trust. Information concerning the Zell Trust was included in the original Schedule 13D.

              Anda Partnership is composed of ten trusts created for the benefit of Ann Lurie and her family which share equally in the partnership. Mrs. Lurie and Mark Slezak are co-trustees of the ten trusts. Information concerning Mrs. Lurie and Mr. Slezak was included in the original Schedule 13D.

              The business address for Samstock, Samstock/SZRT, SZ Investments and Anda Partnership is Two N. Riverside Plaza, Chicago, IL 60606.


              (d) and (e) None of the Reporting Persons have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws, or find any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

and

Item 5.       Interest in Securities of the Issuer.

              On December 30, 1997, Equity Capsure distributed the 3,552,862 shares beneficially owned by it to its partners as follows:


                        Zell Trust                        608,451 shares
                        Alphabet Partners                 730,141 shares
                        ZFT Partnership                   730,141 shares
                        LFT Partnership                   486,760 shares
                        Arlington                         997,369 shares


              Also on December 30, 1997, (i) the Zell Trust contributed 29,802 shares to Zell General Partnership, Inc. which in turn contributed such shares to Samstock; (ii) the Zell Trust contributed 578,649 shares to Samstock/SZRT; (iii) Alphabet Partners contributed 730,141 shares to SZ Investments which in turn contributed the shares to Samstock; (iv) ZFT Partnership contributed 730,141 shares to SZ Investments which in turn contributed the shares to Samstock; (v) Arlington sold 498,685 shares to Samstock for $14.10625 per share; and (vi) Arlington sold 498,684 shares to Anda Partnership for $14.10625 per share.

              The total consideration for the 498,685 shares purchased by Samstock was $7,034,575.28 which was derived from the working capital of Samstock.

              The total consideration for the 498,684 shares purchased by Anda Partnership was $7,034,561.18 which was derived from the working capital of Anda Partnership.

              To the best knowledge of the Reporting Persons, there are 43,335,213 shares of Common Stock issued and outstanding as of the date hereof. As of the date hereof, the Reporting Persons may be deemed to own the following shares which represent the following percentages of the shares of Common Stock outstanding:

         REPORTING PERSON         NUMBER OF SHARES     PERCENTAGE OF OUTSTANDING
         ----------------         ----------------     -------------------------
            Samuel Zell
                                 2,632,418(1)(2)(3)           6.1%(1)(2)(3)

            Zell Trust
                                 2,567,418(1)(2)              5.9%(1)(2)

             Ann Lurie
                                 1,472,204(4)(5)(6)           3.4%(4)(5)(6)

         Lurie Foundation          486,760(4)                 1.1%(4)


          LFT Partnership          486,760(5)                 1.1%(5)

         Anda Partnership          498,684(6)                 1.2%(6)

             Samstock            1,988,769(1)                 4.6%(1)

           Samstock/SZRT           578,649(2)                 1.3%(2)



(1)  Includes 1,988,769 shares owned by Samstock.

(2)  Includes 578,649 shares owned by Samstock/SZRT.

(3)  Includes options to purchase 65,000 shares which are currently exercisable and beneficially owned by Mr. Zell.

(4)  Includes 486,760 shares owned by the Lurie Foundation.

(5)  Includes 486,760 shares owned by LFT Partnership.

(6)  Includes 498,684 shares owned by Anda Partnership.


              Samstock, the Zell Trust as the sole indirect managing member of Samstock and Mr. Zell as the sole trustee of the Zell Trust, share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of the 1,988,769 shares owned by Samstock. The Zell Trust and Mr. Zell disclaim beneficial ownership of all but 39,775 shares owned by Samstock.

              Samstock/SZRT, the Zell Trust as the sole member of Samstock/SZRT, and Mr. Zell as the sole trustee of the Zell Trust share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of the 578,649 shares owned by Samstock/SZRT.

              Mr. Zell has the sole power to vote or to direct the vote of (assuming the exercise of the options to purchase 65,000 shares of Common Stock) and the sole power to dispose or to direct the disposition of the options to purchase 65,000 shares of Common Stock beneficially owned by him.

              The Lurie Foundation, Ann Lurie, Sheli Z. Rosenberg, Samuel Zell, Mark Slezak and Andrew Lurie (as directors of the Lurie Foundation) share the power to vote and direct the vote of and share the power to dispose or to direct the disposition of the 486,760 shares beneficially owned by the Lurie Foundation. Messrs. Zell, Slezak and Lurie and Mmes. Lurie and Rosenberg disclaim beneficial ownership of the 486,760 shares beneficially owned by the Lurie Foundation.

              LFT Partnership and Mrs. Lurie share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of the 486,760 shares owned by LFT Partnership. Mrs. Lurie disclaims beneficial ownership of the 486,760 shares owned by LFT Partnership. Andrew Lurie is the beneficiary of one of the six trusts which are partners in LFT Partnership.

              Anda Partnership, Mrs. Lurie and Mr. Slezak share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of the 498,684 shares owned by Anda Partnership. Mrs. Lurie and Mr. Slezak disclaim beneficial ownership of the 498,684 shares owned by Anda Partnership.



Item 7.       Materials to Be Filed as Exhibits.

              Exhibit 4 - Amended and Restated Joint Filing Agreement dated as of January 15, 1998.

                                  SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Equity Capsure Limited Partnership,                          Alphabet Partners, an Illinois
  an Illinois limited partnership                              general partnership
  By:  Samuel Zell Revocable Trust                             By:  SZA Trust, a general partner
  U/T/A  1/17/90, general partner

By:  /s/  Samuel Zell                                        By:  /s/  Arthur A. Greenberg
   -----------------------------------                          ---------------------------------------
     Samuel Zell, Trustee                                         Arthur A. Greenberg, Trustee


Samuel Zell Revocable Trust                                  Arlington Leasing Co., a Nevada
  U/T/A  01/17/90                                              corporation

By:  /s/  Samuel Zell                                        By :  /s/  Samuel Zell
   -----------------------------------                          ---------------------------------------
     Samuel Zell, Trustee                                          Samuel Zell, President



/s/  Samuel Zell                                             /s/  Ann Lurie
--------------------------------------                       ------------------------------------------
Samuel Zell                                                  Ann Lurie


ZFT Partnership, an Illinois                                 Samstock, L.L.C.
  general partnership                                        By:  SZ Investments, L.L.C., its sole member
By:  Samuel Zell Trust, a general partner                    By:  Samuel Zell Revocable Trust U/T/A
                                                                   1/17/90, its managing member

By:  /s/  Sheli Z. Rosenberg                                 By:  /s/  Samuel Zell
--------------------------------------                          ---------------------------------------
Sheli Z. Rosenberg, Trustee                                       Samuel Zell, Trustee


Samstock/SZRT, L.L.C.                                        Anda Partnership, a Nevada general
By:  Samuel Zell Revocable Trust                               partnership
      U/T/A 1/17/90, its sole member                         By:  Ann Only Trust, a general partner

By:  /s/  Samuel Zell                                        By:  /s/  Ann Lurie
   -----------------------------------                          ---------------------------------------
     Samuel Zell, Trustee                                         Ann Lurie, Co-Trustee




                                                             DATED:  January 15, 1998

                                EXHIBIT INDEX




EXHIBIT
NUMBER                        DESCRIPTION                         PAGE
-------                       -----------                         ----
   1        Joint Filing Agreement dated October 10, 1997.         *

   2        Reorganization Agreement, dated as of December
            19, 1997 and amended July 14, 1997 among
            Capsure, Continental Casualty Company and certain of its affiliates, Issuer and Surety
            Acquisition Company (incorporated herein by reference to Appendix A of the Registration
            Statement on Form S-4, dated as of August 15,
            1997, of Issuer).

   3        Registration Rights Agreement dated as of              *
            September 30, 1997 between Issuer and Equity.

   4        Amended and Restated Joint Filing Agreement           20
            dated as of January 15, 1998.





*  previously filed.